Exhibit 4.30

Summary of the Sugarcane Purchase and Sale Agreement, entered into on January 11, 2017, in connection with Fazenda São José

Parties: Jaborandi Agrícola Ltda., as Seller, Agro Pecuária e Industrial Serra Grande Ltda. as Buyer, Imobiliária Ceibo Ltda. and Brasilagro – Companhia Brasileira de Propriedade Agrícolas, as Intervening-consenting party.

Purpose:  To govern the relationship concerning the supply of sugarcane, by Jaborandi Agrícola Ltda. to Agro Pecuária e Industrial Serra Grande Ltda. In this Agreement, the Parties intended to establish, in addition to the price and conditions of the sugarcane supply itself, their obligations under a cyclical system, which involves the supply of sugarcane, by Jaborandi Agrícola Ltda. to Agro Pecuária e Industrial Serra Grande Ltda., in a constant rhythm of delivery/supply, also consistent with the parties’ capacity to receive and produce sugarcane. The price of the surgarcane will be determined considering the total amount of sugarcane supplied and the average of the final price of ART (which stands for the concentration of sugar that can be recovered by means of the industrial milling proceeding of one ton of sugarcane, expressed in kilograms, according to Consecana standards). This agreement will remain in force until January 10, 2032. The sugarcane shall be used to generate energy (by means of its powerhouse that consumes steam generated through the sugarcane bagasse) that will be necessary in order to catch water to be used for the sugarcane crop maintained by the Seller in the land owned by Buyer, which is also the object of the Partnership Agreement executed by the parties on the same date. This Sugarcane Purchase and Sale Agreement may be renewed for another 15-year period, at the sole discretion of Jaborandi Agrícola Ltda.